DIVISION OF
MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02017770

NO ACT
P.E 1-14-02
8-53308

February 21, 2002

Act	Securities Exchange Act of 1934
Section	§ 17
Rule	17a-5
Public Availability	3/7/02

Mr. Marc H. Stoltz
Financial and Operations Principal
JRS Financial Services, LLC
100 Quentin Roosevelt Boulevard
Suite 516
Garden City, NY 11530

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Stoltz:

We have received your letter dated January 14, 2002, in which you request on behalf of SFL Securities, LLC (the "Firm"), relief from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2001.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on November 20, 2001. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2001. Because the Firm's registration with the Commission became effective on November 20, 2001, you have requested an exemption from filing annual audit reports for the year-ended December 31, 2001.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2001. However, the annual report for the year ending December 31, 2002, must cover the entire period from November 20, 2001, the effective date of the Firm's registration with the Commission.

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Mandy B. Sturmfelz
Staff Attorney

cc: Susan DeMando, NASD Regulation

JRS
FINANCIAL SERVICES, LLC

100 Quentin Roosevelt Boulevard, Suite 516 • Garden City, New York 11530

(516) 222-9111 FAX (516) 222-9120

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 12 2002
DIVISION OF MARKET REGULATION

January 14, 2002

Mr. Michael Macchiaroli
Associate Director
Office of Risk Management
Division of Market Regulation
Securities & Exchange Commission
450 Fifth Street, N.W.
Mail Stop 5-1
Washington, D.C. 20549

Re: SFL Securities LLC
SEC file No. 8-53308
CRD no. 113325

Dear Mr. Macchiaroli:

On behalf of SFL Securities, LLC, ("SFL"), we hereby request a waiver of the requirement for SFL to file an audited financial statement for the period ended December 31, 2001, pursuant to Rule 17a-5 (d) of the Securities Exchange Act of 1934 (the "Act").

We base our request upon the fact SFL's NASD membership was granted on November 1, 2001. Prior to that date, SFL had not conducted business of any type. Since that date and through December 31, 2001 SFL, whose only line of business will be to engage in the private placement of securities, has not yet conducted any business other than to generate de minimus interest on its capital of $15,000.

At the time of this request SFL is in compliance with the net capital provisions of the Act.

We believe it would be an unfair burden for SFL to incur the costs of an audit for a stub period during which no meaningful business activity took place. We understand our audit requirement for the period ending December 31, 2002 will cover the 2001 stub period.

Please do not hesitate to contact me if you require any additional information.

Very truly yours,

Marc H. Stoltz
Financial and Operations Principal

Organization Registration Status

Organization CRD#: 113325	Organization Name: SFL SECURITIES, LLC
Organization SEC#: 8-53308	Applicant Name: SFL SECURITIES, LLC

SEC / Jurisdiction / NASD	Registration Status	Status Effective Date
SEC	Approved -	11/20/2001
NASD	Approved -	11/20/2001

SEC / SRO / Jurisdiction	Registration Status	Status Effective Date
SEC	Approved -	11/20/2001
NASD	Approved -	11/20/2001
NY	No Status -	05/17/2001